Exhibit 4.91

Certain identified information marked with “[***]” has been omitted from this document because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

Agreement No. PS22-021

FRAMEWORK AGREEMENT - IMPORT & EXPORT POLESTAR VEHICLES

BETWEEN

Volvo Car Corporation

AND

Polestar Performance AB

PS22-021

This framework agreement – import & export Polestar vehicles (“Framework Agreement”) is made effective as of 21 June 2022 by and between

Volvo Car Corporation, registration number 556074-3089, a corporation organized and existing under the laws of Sweden (“Service Provider”)

and

Polestar Performance AB, registration number 556653-3096, a corporation organized and existing under the laws of Sweden (“Purchaser”).

Each of Service Provider and Purchaser is hereinafter referred to as a “Party” and jointly as the “Parties”.

BACKGROUND:

A.	Service Provider and its Affiliates have experience and expertise in importation, and sale of passenger cars in the Territory.

B.	In addition, Service Provider’s Affiliate, Importer, manufactures passenger cars at its factory located in South Carolina, USA, and of which a significant volume is exported to Export Markets.

C.	Purchaser and its Affiliates have experience and expertise in distribution, marketing, and sale of passenger cars in the Territory.

D.

Service Provider and Purchaser recognize the efficiency improvements of sharing the same importation process and have therefore agreed to appoint Service Provider’s Affiliate, Importer, as importer of Polestar Vehicles in the Territory.

NOW, THEREFORE, SERVICE PROVIDER AND PURCHASER AGREE:

1.	Definitions

1.1.

“Affiliate” means any other legal entity that, directly or indirectly, is controlled by Volvo Car Corporation or Polestar Holding AB; and control means the possession, directly or indirectly, by agreement or otherwise, of (i) at least 50% of the voting stock, partnership interest or other ownership interest, or (ii) the power (a) to appoint or remove a majority of the board of directors or other governing body of an entity, or (b) to cause the direction of the management of an entity.

1.2.

“Base Warranty” means the standard warranty in place for the sale of new Polestar cars as per Polestar’s standard terms and conditions for the prevailing number of years of warranty that Distributor provides for new Polestar cars.

1.3.

“Clawbacked Funds” means those customs duties paid to the drawback claimant under an “accelerated payment program” and in advance of audit or review, which funds must be returned to the United States should the amount of the drawback payment be in excess of that legally permitted.

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1.4.

“Confidential Information” means any and all non-public information regarding the Parties and their respective businesses, whether commercial or technical, in whatever form or media, including but not limited to the existence, content and subject matter of this Framework Agreement, information relating to intellectual property rights, concepts, technologies, processes, commercial figures, techniques, algorithms, formulas, methodologies, know-how, strategic plans and budgets, investments, customers and sales, designs, graphics, CAD models, CAE data, statement of works (including engineering statement of works and any high level specification), targets, test plans/reports, technical performance data and engineering sign-off documents and other information of a sensitive nature, that a Party learns from or about the other Party prior to or after the execution of this Framework Agreement.

1.5.

“Distributor” means Polestar Automotive USA Inc., a Delaware corporation, with its principal place of business at 777 MacArthur Blvd, Mahwah NJ 07430, USA, which is performing distribution, marketing and sale of the Polestar Vehicles, purchased by Importer, in the Territory. Distributor is a subsidiary of Purchaser.

1.6.

“Duty Drawback Refund” means the amount of duties refunded to the Service Provider under the US duty drawback regulations where the eligible imported vehicle is a Polestar Vehicle. The Duty Drawback Refund is the refunded amount net of administrative cost associated with the duty drawback claim in accordance with Section 7.3.2.

1.7.	“Export Markets” means all markets outside United States of America (including Puerto Rico), Canada, Mexico and Chile.

1.8.	“Export Vehicles” means new Volvo or Polestar branded vehicles produced in the Territory, that are exported by Importer to an Export Market.

1.9.	“Extended Service Plan” (ESP) means an extension of the Base Warranty with one or two years.

1.10.

“Extended Warranty” means the extended warranty in place for the sale of new Polestar cars for the prevailing number of years of warranty that the Distributor provides for new Polestar cars sales with an extended warranty.

1.11.

“Field Service Action” means repairs resulting from safety recall campaigns for specific defaults that could influence vehicle’s safety, and repairs or damages resulting from premature deterioration of parts condition, which could have a negative impact of Polestar’s image.

1.12.

“Goodwill (AWA) Warranty” means the partial or full coverage of repair costs for customer cases where the vehicle Base Warranty has expired. The Goodwill (AWA) Warranty assists to improve customer satisfaction metrics.

1.13.

“Importer” means Volvo Cars USA LLC, a Delaware limited liability company, having its principal place of business at 1800 Volvo Place, Mahwah, NJ 07430, USA, which is the importer of the Polestar Vehicles in the Territory. Importer is a subsidiary of Service Provider.

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1.14.	“Importer Agreement” means the Importer Agreement, agreement No. PS22-019, between Purchaser and Importer related to the Importer’s purchase and importation of Polestar Vehicles in the Territory.

1.15.

“Polestar Vehicles” means factory new, imported by Importer, in the Territory, Polestar branded cars, for resale to Distributor. For the avoidance of doubt, used cars, test cars or pre-series cars are not included.

1.16.	“Sale & Purchase Agreement” means the Sale & Purchase Agreement, agreement No. PS22-020, between Importer and Distributor related to Distributor’s purchase of imported Polestar Vehicles from Importer.

1.17.	“Territory” means United States of America, excluding Puerto Rico.

1.18.	“Third Party” means a party other than any of the Parties and/or an Affiliate of one of the Parties to this Importer Agreement.

1.19.

“Trademarks” means trademarks (including part numbers that are trademarks), service marks, logos, trade names, business names, assumed names, trade dress and get-up, and domain names, in each case whether registered or unregistered, including all applications, registrations, renewals and the like, in each case to the extent they constitute rights that are enforceable against Third Parties.

1.20.

“Transfer Price” means either the price at which Purchaser sells the Polestar Vehicles to Importer under the Importer Agreement (specifically referred to as “Transfer Price 1”) or the price at which Importer sells the imported Polestar Vehicles to Distributor under the Sale & Purchase Agreement (specifically referred to as “Transfer Price 2”).

2.	Undertakings of Service Provider

2.1.	Service Provider will assign Importer to purchase from Purchaser and import to the Territory Polestar Vehicles under the terms set out in the Importer Agreement.

2.2.

Service Provider will facilitate and coordinate all activities between Service Provider’s Affiliates that may need to perform services under this Framework Agreement, the Importer Agreement and the Sale & Purchase Agreement.

2.3.

In the future event that Purchaser decides to start production of any Polestar branded vehicles in the Territory, Service Provider will have the right to instruct Importer to provide the export services related to such vehicles that are shipped to Export Markets. For the avoidance of doubt, such services will require a separate agreement.

3.	Undertakings of Purchaser

3.1.	Purchaser will sell Polestar Vehicles to Importer for importation into the Territory under the terms set out in the Importer Agreement.

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3.2.	Purchaser will assign Distributor to purchase the imported Polestar Vehicles from Importer under the terms set out in the Sale & Purchase Agreement.

3.3.	Purchaser will assign Distributor to organize and operate an efficient distribution and sales department in the Territory in order to sell and distribute Polestar Vehicles to customers.

3.4.

In the future event that Purchaser decides to start production of any Polestar branded vehicles in the Territory, Purchaser will, if accepted by Importer, assign Importer to provide the export services related to such vehicles that are shipped to Export Markets. For the avoidance of doubt, such services will require a separate agreement.

3.5.

Purchaser will facilitate and coordinate all activities between Purchaser’s Affiliates that may need to perform services under this Framework Agreement, the Importer Agreement and the Sale & Purchase Agreement.

3.6.

For the avoidance of doubt, Purchaser is responsible to collect and present to Distributor all information, documentation and data, which is necessary to ensure compliance with all applicable laws and regulations for the distribution of Polestar Vehicles into the Territory. The forementioned excludes any documentation or data which is produced as a result of the importation process under the Importer Agreement which will be provided by Importer to Distributor.

3.7.

Purchaser is responsible to, without Service Provider’s or Service Provider’s Affiliate’s involvement, agree with Distributor on all matters related to the market operation in the Territory, including, but not limited to, marketing, dealership and warranties (Base Warranty, Field Service Action, Extended Service Plans, Goodwill (AWA) Warranty and Extended Warranty). For the avoidance of doubt, Service Provider does not assume any control over the activities and/or risks related to the Distributor’s business activities.

4.	Common undertakings of the Parties

4.1.

Each Party may use its Affiliates and/or subcontractors to perform or receive services under this Framework Agreement, provided that the Party informs the other Party thereof. The Parties will however remain responsible towards the other Party for the performance, and any omission to perform or comply with the provisions of this Framework Agreement, by any Affiliate to the Party and/or any subcontractor to the same extent as if such performance or omittance was made by the Party itself. The Parties shall also remain the other Party’s sole point of contact unless otherwise agreed.

4.2.

Neither Party may, without the express written authority of the other Party, enter into any contract, undertakings, or agreements whatsoever on behalf of the other Party. It is thus understood between the Parties that nothing herein contained will create a relationship of principal and agent or employer and employee between Service Provider and Purchaser or any of the Parties’ affiliated companies.

4.3.

Neither Party is authorized to accept service of legal process, under any circumstances, on behalf of the other Party. If any legal proceedings are served on a Party due to the arrangements under this Framework Agreement, such Party will immediately inform the other Party of such proceedings.

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5.	Prices and costs

5.1.

The Parties agree that all costs incurred by Service Provider or its Affiliates in order to deliver the services under the Importer Agreement and Sale & Purchase Agreement should to the extent possible be compensated through the Transfer Prices.

5.2.	The Transfer Prices should be consistent with the arm’s length principle.

5.3.	Should the result be that Importer is over or under compensated, the Parties agree to settle such difference between them, and Service Provider will adjust such difference directly with Importer.

5.4.

Once the Importer’s and Distributor’s compensation has been finalized and found to be arm’s length, any additional profit or loss related specifically to / arising out of this Agreement (and not the Importer’s separate business over which Purchaser does not have control, and not the Distributor’s business over which the Service Provider does not have control), will be split in an arm’s length manner between Service Provider and Purchaser. Such a split will account for each Party’s contributions and risks as per this Framework Agreement and is further detailed in Section 7.3 below.

6.	Information and documentation

6.1.

Service Provider and Purchaser will supply each other, upon request, with such information and documentation in their possession, as may reasonably be required to verify the financial data relevant to the execution of this Framework Agreement.

7.	Customs Duty Drawback; Adjustments to Duty Drawback Refunds; Clawback

7.1.

The Parties acknowledge that current US customs law enables Importer to claim drawback of paid import duty, taxes and fees in the Territory on its designated vehicles exported to Export Markets and that the Parties will share this Duty Drawback Refund in accordance with what is stated in Section 7.3 below.

7.2.	Duty Drawback Refund process

7.2.1.

Service Provider will instruct Importer to organize and operate a customs Duty Drawback Refund process in accordance with the rules stipulated by the US customs authorities. In this process Service Provider will be responsible for that Importer will use its best efforts to optimize the Duty Drawback Refund by designating each Export Vehicle against an eligible Polestar Vehicle or Volvo branded imported vehicle based on the applicable standards for drawback substitution as set forth in the drawback regulations. The brand of the vehicles is not a factor to be considered in this process.

7.2.2.

The Parties acknowledge that a Duty Drawback Refund against a specific imported vehicle can only be filed once the corresponding final Transfer Price 1 has been established and its final duty has been paid. This adjustment takes place in the beginning of the calendar year following the year of the importation. Therefore, the duty paid for an imported vehicle cannot be claimed until earliest in the calendar year following its year of import.

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7.3.	The Parties agree to share the received Duty Drawback Refund in accordance with what is described below in this Section 7.3.

7.3.1.

The Parties agree to calculate the split of the received Duty Drawback Refund on an annual basis following the Transfer Price 1 adjustment and final duty payment, as described in Section 7.2.2 above, and after all claims against Exported Vehicles in the previous year have been processed and the relevant Duty Drawback Refund payment has been received by Importer.

7.3.2.

There are administraive costs associated with the Duty Drawback Refund that will be proportionally deducted from each of the Parties’ share of the return. These costs include, but are not limited to, US customs administration fee (currently 1% of claimed amount), bond cost and brokage, audit and legal defense fee. All references to a Party’s share of the Duty Drawback Refund in this Framework Agreement assumes that this deduction is applied and the Duty Drawback Refund to be shared between the Parties in accordance with Section 7.3.4 is the amount net of such cost.

7.3.3.

Each Party’s contribution of Clawbacked Funds will be calculated in the same fashion as the division of Duty Drawback Refund in Section 7.3.4, below, except that payment to the United States of such Clawbacked Funds will be made by Importer only.

7.3.4.	[***]

i.	[***]

ii.	[***]

iii.	[***]

iv.	[***]

7.3.5.	[***]

7.3.6.	[***]

8.	Liabilities and indemnification

8.1.

Purchaser or Purchaser’s Affiliates will indemnify and hold Service Provider or Service Provider’s Affiliates harmless from any loss, damage, claims, allegations, actions, causes of action, suits, demands, liabilities, judgments, penalties, fees, fines, forfeitures and expense incurred in relation to any product liability or other claim by any Third Party arising out of a defect in manufacture, material, workmanship, or design of Polestar Vehicles. Damages include damage to property, death, or personal injury. Expenses include reasonable expenses

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incurred in defending the claim or in any related investigation or negotiation, court filing fees, court costs, arbitration fees, witness fees, and legal fees and disbursements. Service Provider will promptly notify Purchaser of any claims under this Section. Service Provider, its Affiliate or its representatives may defend any such claim at Purchaser’s costs and in collaboration with Purchaser. At either Party´s request, Purchaser and/or parties designated by Purchaser will participate, at Purchaser´s expense, in the defense of such claim. Any settlement between the Service Provider and such Third Party requires a prior written approval by the Purchaser.

8.2.

What is stated in Section 8.1 will apply also to a product recall, owner notification or other campaign or similar activities, whether conducted for regulatory or non-regulatory reasons, voluntary campaigns and for recalls that are required by any authority or governmental body i.e., regulatory campaigns.

8.3.

Service Provider and Purchaser acknowledge that what is stated in Sections 8.1 and 8.2 above mirrors what is stated in the Importer Agreement and the Sale & Purchase Agreement, and that Service Provider and its Affiliates combined may only be indemnified once for each such event. Service Provider also acknowledges that Purchaser is a party to a contract manufacturing agreement for the manufacture of Polestar Vehicles and Purchaser may be entitled to reimbursement for some manufacturing defects under that agreement. Service Provider will provide any available information that may be necessary for Purchaser to exercise its rights under the manufacturing agreement.

8.4.	Purchaser is responsible to obtain and maintain an insurance to cover its obligations under the Framework Agreement, Importer Agreement and Sale & Purchase Agreement.

8.5.

The Parties acknowledge and agree that the transactions of Polestar Vehicles performed under the Importer Agreement and Sale & Purchase Agreement are without any warranties and that any warranties granted to Distributor is the sole responsibility of Purchaser.

9.	Changes and improvements

9.1.

If Purchaser make any changes in or improvements to the Polestar Vehicles, Service Provider or its Affiliates will not incur any liability or obligations whatsoever in relation to such changes in or improvements to Polestar Vehicles previously manufactured or sold. However, if such change or improvement results in a price change from Purchaser to Importer (Transfer Price 1), the Transfer Price 2 paid by Distributor to Importer under the Sale & Purchase Agreement, will be adjusted accordingly.

10.	Audit

10.1.

During the term of this Agreement, either Party shall have the right to, upon reasonable notice in writing to the other Party, inspect books and records related to the services and the premises where the services are performed, in order to verify the statements rendered under this Framework Agreement.

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10.2.

Audits shall be made during regular business hours and be conducted by requesting Party or by an independent auditor appointed by that Party. Should that Party during any inspection find that the other Party or the services does/do not fulfil the requirements set forth herein, the requesting Party is entitled to comment on the identified deviations. The audited Party shall, upon notice from the requesting Party, take reasonable efforts to take the actions required in order to fulfil the requirements. In the event the Parties cannot agree upon measures to be taken in respect of the audit, each Party shall be entitled to escalate such issue to the Steering Committee (as defined in Section 22.4 below).

11.	Confidentiality

11.1.	The Parties will take any and all necessary measures to comply with the security and confidentiality procedures of the other Party.

11.2.

All Confidential Information will only be used for the purposes comprised by the fulfilment of this Framework Agreement. Each Party will keep in confidence any Confidential Information obtained in relation to this Framework Agreement and will not divulge the same to any Third Party, unless the exceptions specifically set forth below in this Section 11.2 below apply, in order to obtain patent protection or when approved by the other Party in writing, and with the exception of their own officers, employees, consultants or sub-contractors with a need to know as to enable such personnel to perform their duties hereunder. This provision will not apply to Confidential Information which the receiving Party can demonstrate:

(a)	was in the public domain other than by breach of this undertaking, or by another confidentiality undertaking;

(b)	was already in the possession of the receiving Party before its receipt from the disclosing Party;

(c)	is obtained from a Third Party who is free to divulge the same;

(d)	is required to be disclosed by mandatory law, court order, lawful government action or applicable stock exchange regulations;

(e)	is reasonably necessary for either Party to utilize its rights and use of its intellectual property rights; or

(f)	is developed or created by one Party independently of the other, without any part thereof having been developed or created with assistance or information received from the other Party.

11.3.

The receiving Party will protect the disclosed Confidential Information by using the same degree of care, but no less than a reasonable degree of care, as the receiving Parts uses to protect its own Confidential Information of similar nature, to prevent the dissemination to third parties or publication of the Confidential Information. Further, each Party will ensure that its employees and consultants are bound by a similar duty of confidentiality and that any subcontractors taking part in the fulfilment of that Party’s obligations hereunder, enters into a confidentiality undertaking containing in essence similar provisions as those set forth in this Section 11.

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11.4.

Any tangible materials that disclose or embody Confidential Information should be marked by the disclosing Party as “Confidential,” “Proprietary” or the substantial equivalent thereof. Confidential Information that is disclosed orally or visually will be identified by the disclosing Party as confidential at the time of disclosure, with subsequent confirmation in writing within 30 days after disclosure. However, the lack of marking or subsequent confirmation that the disclosed information will be regarded as “Confidential”, “Proprietary” or the substantial equivalent thereof does not disqualify the disclosed information from being classified as Confidential Information.

11.5.

If any Party violates any of its obligations described in this Section 11, the violating Party will, upon notification from the other Party, (i) immediately cease to proceed such harmful violation and take all actions needed to rectify said behavior and (ii) financially compensate for the harm suffered as determined by an federal or state court pursuant to Section 25.1 below. All legal remedies (compensatory but not punitive in nature) according to law will apply.

11.6.	This confidentiality provision will survive the expiration or termination of this Framework Agreement without limitation in time.

12.	Volvo brand name

12.1.

For the sake of clarity, it is especially noted that this Framework Agreement does not include any right to use the “Volvo” brand name, or Trademarks, or refer to “Volvo” in communications or official documents of whatever kind. The Parties acknowledge that the “Volvo” Trademarks as well as the “Volvo” name is owned by Volvo Trademark Holding AB and that the right to use the name and the “Volvo” Trademarks is subject to a service agreement, which stipulates that the name, Trademarks and all thereto related intellectual property can only be used by Volvo Car Corporation and its Affiliates in relation to Volvo products.

12.2.

This means that this Framework Agreement does not include any rights to directly or indirectly use the “Volvo” brand name or “Volvo” Trademarks, on or for any products or when marketing, promoting and/or selling such products, or in any other contacts with third parties, e.g. in presentations, business cards and correspondence.

13.	Polestar brand name.

13.1.

This Framework Agreement includes the right to use the Polestar brand name or Trademarks, or refer to Polestar for the limited purpose of what is needed to perform Service Provider’s obligations under this Framework Agreement. When using the Polestar Trademark or Polestar brand name Service Provider will comply with any instructions or guidelines provided by Purchaser. For the avoidance of doubt, Service Provider’s right to use the Polestar brand name or Trademarks when performing its obligations does not constitute a right to use the Polestar brand name or Trademarks for any other activities under this Framework Agreement.

13.2.

For the avoidance of doubt, this Framework Agreement does not include any other rights to directly or indirectly use the Polestar brand name or Polestar Trademarks, on or for any products outside the scope of this Framework Agreement, or when marketing, promoting and/or selling such products, or in any other contacts with third parties, e.g. in presentations, business cards and correspondence, unless with the prior written consent of Purchaser.

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14.	Infringement of intellectual property rights

14.1.	Each Party will without undue delay inform the other Party of any infringement or suspected infringement in the Territory of the other Party’s intellectual property rights.

15.	Force majeure

15.1.

Neither Party will be responsible for delays, losses, or damages due to causes beyond the reasonable control of the Party, including but not limited to industrial disputes, riots, mobs, fires, floods, wars, embargo; shortages of labour, power, fuel, means of transportation, or common lack of other necessities, whether relating to the Parties or their subcontractors; government actions, changes in the law or regulations or orders issued by any government agency or otherwise.

16.	Term and termination

16.1.

Notwithstanding the date of signature, this Framework Agreement will be considered to have entered into effect on 21 June 2022 and thus ratifies the terms and conditions under which the parties have already accepted and acted upon from the said date. This Framework Agreement will continue until claims for duty drawback have been made on all eligible Polestar Vehicles, i.e., imported by Importer to the Territory under the Importer Agreement, and the received duty drawback has been distributed in accordance with Section 7.3 above.

16.2.	Either Party shall be entitled to terminate this Framework Agreement with immediate effect in the event:

(a)

the other Party commits a material breach of the terms of this Framework Agreement, which has not been remedied within 30 days from written notice from the other Party to remedy such breach (if capable of being remedied); or

(b)

if the other Party should become insolvent or enter into negotiations on composition with its creditors or a petition in bankruptcy should be filed by it or it should make an assignment for the benefit of its creditors.

16.3.

For avoidance of doubt, it shall be considered a material breach of this Framework Agreement if either Party or its Affiliates does not pay the other Party or the other Party’s Affiliates, without legitimate reasons for withholding payment.

16.4.	Either Party may, by giving the other Party at least a six (6) month prior written notice, terminate this Framework Agreement at the end of the calendar year following the end of such notice period.

16.5.	The Party providing notice in accordance with Section 16.4 herein will not be required to provide reasons for its decision to terminate this Framework Agreement.

16.6.

If notice has been given in accordance with Section 16.4 herein, this Framework Agreement will automatically expire at the end of the calendar year following the relevant period, without any possibility of tacit renewal or the need for a court intervention. The Party providing notice pursuant to Section 16.4 hereof will not for that reason incur any liability including, without limitation, goodwill payments, indemnities for loss of profit or of clientele, or compensation for investments made.

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16.7.

In addition, either Party will have the right to terminate this Framework Agreement upon 30 days’ notice in the event of force majeure (as described in Section 15 above) which causes major disturbance, during more than 30 days, to the operative and/or financial conditions which this Framework Agreement is based on.

17.	Effect of termination

17.1.	Obligations concerning payments due and obligations expressly or by their nature intended to survive the termination of this Framework Agreement, will so survive.

17.2.	No compensation for goodwill or investments made by either Party can be claimed by reason of termination of this Framework Agreement.

17.3.

On termination of this Framework Agreement, Purchaser will repurchase Polestar Vehicles owned by Importer at an arm´s length price agreed between the Parties. Purchaser may assign to Distributor or any of its other Affiliates to make such purchase.

17.4.

In the event that there are remaining Polestar Vehicles eligible for duty drawback at the time this Framework Agreement is Terminated, the Parties shall in good faith negotiate and agree how to handle the related potential duty drawback claim. The intention of this Framework Agreement will be the base for such negotiation.

17.5.

Termination of this Framework Agreement will relieve the Parties of any other obligations or commitments it may have to the other Party in any other agreement or understanding between the parties that is depending on the fulfillment of either Party’s obligations under this Framework Agreement. This means that termination of either of this Framework Agreement, the Importer Agreement or the Sale & Purchase Agreement, automatically terminates all of the beforementioned agreements.

17.6.

Notwithstanding what is stated above in this Section 17, if this Framework Agreement is terminated or expires pursuant to Section 16 above, Section 8 (Liabilities and indemnification), Section 11 (Confidentiality), Section 14 (Infringement of intellectual property rights), Section 23 (Governing law), Section 24 (Dispute Resolution) as well as this Section17 , shall survive any termination or expiration and remain in force as between the Parties after such termination or expiration.

18.	Amendments, Waiver, Severability

18.1.

No amendment, supplement, or variation of this Framework Agreement will be binding unless agreed upon by the Parties in writing. A waiver of any default is not a waiver of any later default and will not affect the validity of this Framework Agreement. Unenforceable terms of this Framework Agreement will be modified to reflect the Parties’ intention and only to the extent necessary to make them enforceable. The other terms will remain in effect without change.

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19.	Entire agreement and conflicts

19.1.

This Framework Agreement supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to the subject matter hereof, and together with the agreements and documents contemplated hereby contains the entire understanding for the Parties as to the terms and conditions of their relationship.

19.2.

In the event there are any contradictions or inconsistencies between the terms of this Framework Agreement, the Importer Agreement and the Sale & Purchase Agreement, the Parties agree that the following order of priority shall apply:

1)	This Framework Agreement

2)	Importer Agreement
3)	Sale & Purchase Agreement

20.	Assignment

20.1.	Neither Party may assign any of its rights or obligations under this Framework Agreement without the prior written consent of the other Party.

21.	Change of Control

21.1.

Any Change of Control (as defined below) will be considered a material breach under Section 16 of this Agreement unless the other Party’s prior written consent has been obtained. “Change of Control” means (a) in the case of the Purchaser, the Purchaser ceasing to be wholly owned directly or indirectly through Subsidiaries by (i) before de-SPAC, Polestar Automotive Holding Limited and (ii) after de-SPAC, Polestar Automotive Holding UK PLC or (b) in the case of the Service Provider, the Service Provider ceasing to be controlled by Volvo Car AB (publ).

22.	Notices

22.1.

Any formal notices under this Framework Agreement, including without limitation, notices of breach or termination, required or otherwise given under this Framework Agreement will be given in writing. The notices must, as the case requires, be addressed to the party to be notified at the following addresses and/or appropriate email addresses:

To Service Provider:

Volvo Car Corporation

Attention: [***]

50419 Related Party Business

VAK HC2N

SE-405 31 Göteborg, Sweden

Email: [***]

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With a copy not constituting notice to:

Volvo Car Corporation

Attention: General Counsel

50090 Group Legal and Corporate Governance

VAK HB3S

405 31 Gothenburg, Sweden

Email: legal@volvocars.com

To Purchaser:

Polestar Performance AB

Attention: [***]

Assar Gabrielssons väg 9

405 31 Göteborg, Sweden

Email: [***]

With a copy not constituting notice to:

Polestar Performance AB

Attention: Legal Department

Assar Gabrielssons väg 9

405 31 Göteborg, Sweden

Email: legal@polestar.com

23.	Governance and governance forums

23.1.

The Parties will act in good faith in all matters and will at all times co-operate in respect of changes to this Framework Agreement as well as issues and/or disputes arising under this Framework Agreement.

23.2.

The governance and co-operation between the Parties in respect of this Framework Agreement will primarily be administered on an operational level. In the event the Parties on an operational level cannot agree upon inter alia the prioritization of activities or other aspects relating to the co-operation between the Parties, each Party will be entitled to escalate such issue to the Steering Committee (as defined below in this Section 23).

23.3.	If the Steering Committee fails to agree upon a solution of the disagreement the relevant issue should be escalated to the Strategic Board (as defined below in this Section 23) for decision.

23.4.

Above the operational level, the next level of governance forum for handling the co-operation between the Parties in various matters, handling management, prioritization of activities etc. under the Framework Agreement will be the “Steering Committee”, which regarding cooperation between Service Provider and Purchaser is the so called Volvo Polestar Business Steering Committee. The Steering Committee will be the first level of governance forum established by the Parties to which an issue will be escalated if the Parties fail to agree upon a solution on the operational level.

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23.5.

The higher level of governance forum, to which an issue will be escalated if the Steering Committee fails to agree upon a solution will be the “Strategic Board”, which regarding cooperation between Service Provider and Purchaser is the so called Volvo Polestar Executive Alignment Meeting. The Strategic Board will be the highest level of governance forum established by the Parties for handling the cooperation between them in respect of various matters.

24.	Governing law

24.1.

This Framework Agreement and all non-contractual obligations in connection with this Framework Agreement will be governed by the substantive laws of Sweden, without giving regard to its conflict of laws principles.

25.	Dispute resolution

25.1.

In case the Parties cannot agree on a joint solution for handling disagreements or disputes, a deadlock situation will be deemed to have occurred and each Party will notify the other Party hereof by the means of a deadlock notice and simultaneously send a copy of the notice to the Steering Committee. Upon the receipt of such a deadlock notice, the receiving Party will within ten days of receipt, prepare and circulate to the other Party a statement setting out its position on the matter in dispute and reasons for adopting such position, and simultaneously send a copy of its statement to the Steering Committee. Each such statement will be considered by the next regular meeting held by the Steering Committee or in a forum meeting specifically called upon by either Party for the settlement of the issue.

25.2.

The members of the Steering Committee will use reasonable endeavors to resolve a deadlock situation in good faith. As part thereof, the Steering Committee may request the Parties to in good faith develop and agree on a plan to resolve or address the breach, to be presented for the Steering Committee without undue delay. If the Steering Committee agrees upon a resolution or disposition of the matter, the Parties will agree in writing on terms of such resolution or disposition and the Parties will procure that such resolution or disposition is fully and promptly carried into effect.

25.3.

If the Steering Committee cannot settle the deadlock within 30 days from the deadlock notice pursuant to the Section above, despite using reasonable endeavors to do so, such deadlock will be referred to the Strategic Board for decision. If no Steering Committee has been established between the Parties, the relevant issue will be referred to the Strategic Board. Should the matter not have been resolved by the Strategic Board within 30 days counting from when the matter was referred to them, despite using reasonable endeavors to do so, the matter will be resolved in accordance with Section 26 below.

25.4.	All notices and communications exchanged in the course of a deadlock resolution proceeding will be considered Confidential Information of each Party and be subject to confidentiality undertaking.

25.5.

Notwithstanding the above, the Parties agree that either Party may disregard the time frames set forth in this Section 25 and apply shorter time frames and/or escalate an issue directly to the Strategic Board in the event the escalated issue is of an urgent character and where the applicable time frames set out above are not appropriate.

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PS22-021

26.	Arbitration

26.1.

Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce, whereas the seat of arbitration shall be Gothenburg, Sweden, the language to be used in the arbitral proceedings shall be English, and the arbitral tribunal shall be composed of three arbitrators.

26.2.

Irrespective of any discussions or disputes between the Parties, each Party shall always continue to fulfil its undertakings under this Framework Agreement unless an arbitral tribunal or court (as the case may be) decides otherwise.

26.3.

In any arbitration proceeding, any legal proceeding to enforce any arbitration award, or any other legal proceedings between the Parties relating to this Framework Agreement, each Party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state. Such waiver includes a waiver of any defense of sovereign immunity in respect of enforcement of arbitral awards and/or sovereign immunity from execution over any of its assets.

26.4.	All arbitral proceedings as well as any and all information, documentation and materials in any form disclosed in the proceedings shall be strictly confidential.

27.	Invalidity

27.1.

In the event that any Section or provision of this Framework Agreement should, under any applicable legislation or trade practice, be held to be illegal, null or void, such clause or provision will not affect the validity of the remaining Sections of this Framework Agreement. In such cases, the parties will negotiate in order, if possible, to agree upon wording which achieves the purpose sought to be achieved by the invalid Section or provision and which complies with the legislation or trade practice concerned.

[SIGNATURE PAGE FOLLOWS]

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PS22-021

This Framework Agreement has been signed electronically by both Parties.

VOLVO CAR CORPORATION

/s/ Maria Hemberg	/s/ Björn Annwall
Name: Maria Hemberg	Name: Björn Annwall
Title: General Counsel	Title: CFO

POLESTAR PERFORMANCE AB

/s/ Anna Rudensjö	/s/ Dennis Nobelius
Name: Anna Rudensjö	Name: Dennis Nobelius
Title: General Counsel	Title: COO

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